788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-377
July 16, 2018

Platinum Group Metals Ltd. Reports Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the nine months ended May 31, 2018 and provides an update on recent events and the Company’s outlook. For details of the condensed consolidated interim financial statements for the nine months ended May 31, 2018 (the “Financial Statements”) and Management’s Discussion and Analysis for the nine months ended May 31, 2018 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

As previously reported, the Company has refocused its business on the large scale, bulk mineable Waterberg Project in South Africa (the “Waterberg Project”). The Waterberg project is dominated by palladium and has reserves in platinum, rhodium, gold, copper and nickel. Impala Platinum Holdings Ltd. (“Implats”) made a strategic investment of $30.0 million in November, 2017 to purchase a 15% stake in the project. For more information see news releases dated October 16, 2017 and November 6, 2017. PTM remains project operator for a Definitive Feasibility Study (“DFS”) supervised by a technical committee comprised of members from each joint venture partner. A DFS resource drilling program was largely completed in May, 2017. DFS engineering work is advancing well and as planned at present. Geotechnical drilling and sampling for planning of the mine infrastructure is also ongoing.

During 2017 the Company made the decision to sell its rights and interests in the Maseve Mine. On September 6, 2017 the company announced a sale to Royal Bafokeng Platinum Ltd. (“RBPlat”) in a transaction valued at approximately $74 million (the “Maseve Sale Transaction”). Definitive agreements were completed on November 23, 2017 and the two stage Maseve Sale Transaction was completed on April 26, 2018.

All amounts herein are reported in United States dollars (“USD”) unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On May 15, 2018, the Company announced the closing of a private placement of 15,090,999 units at a price of $0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. The private placement was a strategic investment by Hosken Consolidated Investments Limited (“HCI”), a South African black empowerment investment holding company with a $1.1 billion market capitalization listed on the JSE Securities Exchange. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

PLATINUM GROUP METALS LTD.	…2

On May 15, 2018, the Company also closed a marketed offering of 117,453,862 units, including 3,453,862 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $0.15 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. HCI subscribed for 24,909,000 units of this public offering. From the proceeds of this offering an amount of $12 million was paid against the LMM Facility (defined below).

On April 26, 2018, stage two of the Maseve Sale Transaction to sell a 100% equity interest in Maseve Investments 11 (Pty) Limited (“Maseve”), owner of the Maseve Mine, plus all of the Company’s remaining loans due from Maseve, was completed. RBPlat paid 4.87 million common shares, valued in September 2017 at approximately $12 million (approximately $9.4 million on April 26, 2018). Later, on May 29, 2018, the Company received the required refund of Maseve’s environmental bond, valued at approximately $4 million in September 2017 (approximately $4.57 million on May 29, 2018). Of the 4.87 RBPlat common shares received, 347,056 common shares were paid to Africa Wide Mineral Prospecting and Exploration Proprietary Limited for their minority interest in Maseve.

On April 10, 2018, the Company paid $46.98 million in settlement of all indebtedness under a first secured loan facility provided by a group of lenders led by Sprott Resource Lending Partnership. On the same date the Company paid $6.32 million to Liberty Metals & Mining Holdings, LLC (“LMM”) in partial settlement of fees and a production payment termination fee under a second secured loan facility (the “LMM Facility”). A payment of Rand 3.26 million (approximately $270,000) was also received from RBPlat for an exchange rate variance through the closing process of the Maseve Sale Transaction and was also paid to LMM.

On April 6, 2018, stage one of the Maseve Sale Transaction to sell the Maseve concentrator plant and certain surface assets of the Maseve Mine was completed. The Company received payment from RBPlat for the Rand equivalent of $58 million in cash, less the Rand equivalent of approximately $3.5 million which had been released from an escrow deposit to the Company on March 15, 2018.

On March 8, 2018, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Hanwa Co., Ltd. (“Hanwa”) signed a memorandum of understanding to transfer part of JOGMEC’s interest in the Waterberg Project to Hanwa. The agreement is the result of a public tender on February 23, 2018 won by Hanwa. JOGMEC has started negotiation on the terms of the transfer with Hanwa. With a successful negotiation, Hanwa will secure the right to a supply of refined platinum group metals for exhaust emission catalytic converters, fuel cells for cars, and nickel and other metals for rechargeable batteries. Hanwa is a leading global trading company headquartered in Tokyo Japan with over 3,000 employees and operations spanning steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and other business sectors.

PLATINUM GROUP METALS LTD.	…3

On November 23, 2017, the Company and RBPlat executed definitive agreements for the Maseve Sale Transaction, valued at the time at approximately $74 million.

On November 6, 2017, the Company, JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. closed a transaction to sell 15% of the Waterberg Project to Implats for $30 million, from which the Company received $17.2 million for its sale of an 8.6% project interest. Implats may elect to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn into the remaining interest by committing to an expenditure of $130 million for development work on the Waterberg Project. Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate.

NYSE American

As previously disclosed, the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) with respect to stockholders’ equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Company’s common shares. On June 21, 2018, the Exchange notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide. The Company is not currently in compliance with NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

Results For The Nine Months Ended May 31, 2018

During the nine months ended May 31, 2018, the Company incurred a net loss of $37.6 million (May 31, 2017 – net loss of $286 million). During the previous comparable period an impairment of $280 million was recognized. Also, during the current nine-month period, care and maintenance costs and interest costs were charged to earnings, whereas in the previous comparable period they had been capitalized. Other items include a foreign exchange loss of $3.9 million (May 31, 2017 - $1.8 million loss) due to the US Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar. Also, a gain on fair value of financial instruments of $2.7 million was recognized in the current period due to a decrease in the value of the embedded derivatives in the Company’s convertible notes, which did not exist in the previous comparable period.

Accounts receivable at May 31, 2018 totalled $0.9 million, comprised of value added taxes repayable to the Company in South Africa and amounts due to/from partners. Accounts payable and accrued liabilities amounted to $2.7 million (May 31, 2017 - $16.4 million) due to payables at Maseve having been repaid.

During the nine-month period approximately $5.7 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $28 million in net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $58 million. For more information on mineral properties, see Note 5 of the Financial Statements.

PLATINUM GROUP METALS LTD.	…4

Outlook

The Company’s key business objectives are to advance the Waterberg Project and repay secured lender LMM. The Company plans to increase its profile by focusing on the competitive nature of the large-scale Waterberg palladium reserves at a time when palladium is attracting market attention and palladium supply is estimated to be in deficit.

In the near term, the Company’s liquidity will be constrained until financing has been obtained to repay and discharge remaining amounts due to LMM and for working capital purposes. Remaining amounts due to LMM total approximately $46 million, before the Company’s 4.57 million RBPlat shares are sold and the proceeds applied against the LMM Facility.

Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS by early 2019. A DFS drill program to increase the confidence in certain areas of the known mineral resource to the measured category was completed in May, 2018. An updated resource estimate for use in the DFS is expected in July or August, 2018. Technical teams from all Waterberg Project partners, including Implats, and appointed independent engineers are involved in the technical planning and oversight of the DFS. Waterberg JV Co. plans to file a mining right application during 2018.

The Waterberg Project has the potential to be a low-cost platinum and palladium producer based on a fully mechanized mine plan. The deposit is dominated by palladium. The price of palladium has nearly doubled since 2015 due to its primary use in catalytic converters for automobiles and limited market supply.

The Company continues to actively assess corporate and strategic alternatives with advisors BMO Nesbitt Burns Inc. and Macquarie Capital Markets Canada Ltd.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum Holdings Limited, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

PLATINUM GROUP METALS LTD.	…5

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company’s realization and intended use of proceeds derived from the Maseve Sale Transaction; JOGMEC’s potential transfer of a portion of its interest in the Waterberg Project to Hanwa; the potential for Implats to exercise its rights and fund additional development work on the Waterberg Project; future sales of debt or equity; repayment of, and compliance with the terms of, indebtedness; the timing and completion of a DFS; the completion of a DFS drill program and an updated resource estimate to increase the confidence in certain areas of the Waterberg Project known mineral resource to the measured category; the filing of a mining right application for the Waterberg Project; the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine; the potential for the Company to complete other corporate and strategic transactions; the Company regaining compliance with NYSE American continued listing standards; and the potential of the NYSE American initiating delisting procedures. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including delays in the Company’s ability to realize on the proceeds of the Maseve Sale Transaction; additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain all required government approvals, satisfy other closing conditions and consummate Step Two of the Maseve Sale Transaction; potential delays in the foregoing; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…6

Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.